Exhibit 21.1

SUBSIDIARIES OF LUMOS NETWORKS CORP.

Subsidiary	Jurisdiction of Organization
FiberNet Telecommunications of Pennsylvania, LLC	Pennsylvania

FiberNet of Ohio, LLC	Ohio

FiberNet of Virginia, Inc.	Virginia

Lumos Networks LLC	West Virginia

Lumos Networks Corp.	Delaware

Lumos Networks Operating Company	Delaware

Lumos Telephone Inc.	Virginia

Lumos Networks of West Virginia Inc.	Virginia

Mountaineer Telecommunications, LLC	West Virginia

Lumos Network Inc.	Virginia

Lumos FiberNet Inc.	Virginia

Valley Network Partnership	Virginia

Lumos Telephone LLC	Virginia

Virginia Independent Telephone Alliance LC	Virginia

Roanoke and Botetourt Telephone Company	Virginia

Lumos Media Inc.	Virginia

R & B Telephone LLC	Virginia